UNCONDITIONAL TENDER OF AUTOCORP
                           PREFERRED AND COMMON STOCK

         This Unconditional Tender of AutoCorp Preferred and Common Stock ("Tender") is made and entered into by and between AutoCorp Equities, Inc. ("AutoCorp") and AutoPrime, Inc.
("AutoPrime), effective December 30, 1998.

                                    RECITALS:

         A. As a part of the "Transaction" described in a certain "Master Agreement" of even date, to which reference is hereby made, AutoPrime shall release AutoCorp from $1,787,709.11 of "repurchase obligation".

         B. As a part of the same Master Agreement, AutoPrime shall release AutoCorp from $2,000,000.00 of additional "repurchase obligations" owed by Consumer Investment Company ("CIC") and Lenders Liability Company, Inc. ("LLCI") to AutoPrime and guaranteed by AutoCorp.

         C. As an adjunct to the Transaction, AutoCorp shall release AutoCorp from $125,000.00 of principal indebtedness and $137,044 of accrued interest due to AutoPrime on a certain $3,000,000.00 promissory note executed by AutoCorp, CIC and LLCI (defined in paragraph 3, below) and dated effective October 31, 1997.

         D. In consideration for such release, AutoCorp has agreed to a future issue and delivery of certain of its Series A Preferred Stock and Common Stock to AutoPrime, subject to this Tender.

                                     TENDER:

         In consideration of the premises, and the mutual agreements and covenants of the parties hereto, the parties agree as follows:

         1. AutoPrime shall, and does hereby, release AutoCorp from the three indebtednesses described in the foregoing Recitals A, B, and C and shall contemporaneously execute such release documents as may be reasonably requested by AutoCorp.

         2. In exchange for such releases, AutoCorp hereby unconditionally tenders to AutoPrime the following shares of its authorized Series A Preferred and Common Stock (collectively, the "Shares"):

                  (a) 1,787,709  shares of Series A Preferred Stock (re: Recital
                  A).

                  (b) 1,290,776  shares  of  Series A  Preferred  Stock and
                      1,091,113 shares of Common Stock (re: Recital B).

                  (c) 262,044  shares of Series A Preferred  Stock (re:  Recital
                  C).


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         3.       With respect to the 262,044 shares of Series A Preferred Stock described in paragraph 2,c of this Tender, those shares are the subject of a certain letter dated December 30, 1998, from AutoPrime's counsel, L. E. Creel, III, to William O. Merritt, President of Consumer Investment Corporation ("CIC") and of
                  Lenders  Liability  Company,  Inc.  ("LLCI").  The   described
                  262,044 shares are a part of the 3,500,000 shares of Series A Preferred Stock pledged by CIC and LLCI to AutoPrime on December 30, 1998, as a part of the Transaction. The 3,500,000 shares are held by AutoPrime which, as a part of this Tender, does hereby instruct AutoCorp to segregate such 262,044 shares from the 3,500,000 of Series A Preferred Stock shares so pledged, and hold the same for AutoPrime's benefit, pursuant to this Tender.

         4. On or before December 31, 1999, but not before May 31, 1999, AutoPrime shall accept the tender of all of the Shares if AutoPrime shall have received approvals, satisfactory to AutoPrime's counsel, from the Office of Thrift Supervision and/or all other governmental regulatory agencies having authority over and supervision of entities (like AutoPrime) which are controlled by regulated financial institutions, with respect to the ownership by such entities of securities issued by public or private corporations (the "Approval").

         5. Neither AutoPrime, nor its designee, may accept tender of all or part of the Shares until such time, after May 31, 1999, as
                  (i) the Approval is received, or (ii) such Approval is not legally required, or (iii) AutoPrime, in its sole discretion, may designate.

         6. AutoCorp's tender of the Shares is unconditional and without reservation. Acceptance of such tender by AutoPrime, and the issuance by AutoCorp of securities to AutoPrime, is controlled by this Tender.

         7. If, by December 31, 1999, AutoPrime has not accepted any part or all of the securities tendered Shares, or if AutoCorp, upon AutoPrime's acceptance of AutoCorp's tender, or if AutoCorp fails or refuses to issue and deliver any part or all of the tendered Shares, then AutoPrime's release of AutoCorp debt shall be rescinded by AutoPrime to the extent (pro rata by number of shares and by category) that tendered Shares are not timely received by AutoPrime. All of such unreleased debt shall, upon written demand by AutoPrime to AutoCorp, become immediately due and payable, along with interest thereon at the rate of 8% per annum from December 31, 1998, until paid in full.

         8. This Tender is binding upon the parties hereto and each of their successors and assigns; is not assignable; shall be construed and interpreted under the laws of the State of Texas; and shall be considered and enforced only by a court of competent jurisdiction sitting in Dallas County, Texas, the county agreed to be the sole venue for all issues and disputes arising hereunder.

         9. If any party shall breach any provision of this Agreement, or fail to timely and promptly perform as required hereunder, the breaching party shall be liable to all other parties for all damages directly or indirectly arising from or related to such breach, including, as damages, all attorneys fees, costs and expenses paid or incurred by the non-breaching party(ies) for the protection, preservation or prosecution of any rights or benefits directly or indirectly arising under or related to this Agreement.

         Executed effective December 30, 1998.


                                                     AUTOCORP EQUITIES, INC.

                                                     By: /s/  Charles Norman,
                                                         --------------------
                                                              Charles Norman,
                                                              President


                                                     AUTOPRIME, INC.


                                                     By: /s/  Robert A. Baker,
                                                         ---------------------
                                                              Robert A. Baker,
                                                              President